July 2, 2009

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street N.E.
Washington, D.C. 20549-6010

Re:                             Talecris Biotherapeutics Holdings Corp.
Registration Statement on Form S-1, Amendment No. 6
File No. 333-144941

Dear Mr. Riedler:

On behalf of Talecris Biotherapeutics Holdings Corp., we hereby submit Pre-Effective Amendment No. 6 to the above-referenced Registration Statement for the Staff’s review.  We acknowledge that we previously submitted an Amendment No. 5 for Staff review and that we subsequently requested the Staff to cease review of that Amendment.  We are retransmitting the Staff’s comments on Amendment No. 4 and Talecris’s responses thereto as they relate to this Amendment No. 6.  Concurrent with the transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 6 to the Registration Statement showing changes from Amendment No. 5.

To assist your review, we have retyped the text of the Staff’s comments in bold face type.  Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 6 to the Registration Statement.

FORM S-1

General

1.              The staff notes that subsequent to the filing of amendment #4 the registrant’s fiscal year ended.  Accordingly, the next pre-effective amendment should include updated executive compensation information for the year ended on December 31, 2007, as well as December 31, 2006.  Please note that this information should also be included in the red-herring prospectus that you distribute to potential purchasers.

Talecris has updated the executive compensation disclosure in the S-1 for the year ended December 31, 2008 pursuant to Instruction 1 of Item 402(c) of Regulation S-K.  Talecris acknowledges that the same information is required in the red-herring prospectus.

Certain Risk Factors, page 7

2.              Briefly expand the penultimate bullet to state that due to actions by the European regulatory authorities you are no longer permitted to distribute your products in Europe except for Prolastin.  Quantify the amount of European sales for these disallowed products that you recognized during fiscal 2006 and the first three quarters of 2007.

Talecris acknowledges the Staff’s comments, but believes that changes in circumstances since its prior filing render the comment no longer applicable.

Talecris was not denied distribution of its products generally in Europe by the European regulatory authorities.  Rather, Talecris had specific quantities of two products at the time which it was not permitted to distribute in Europe; however, the same two product quantities have since been sold through other channels.  Non-affected lots of all its approved products have continued to be distributed in Europe.  As incidents of this type reflect one of the normal risks of Talecris’ operations, Talecris believes that the discussion in  “Risk Factors — Our manufacturing processes are complex and involve biological intermediates that are susceptible to contamination” on page 14 and “Risk Factors — Our products and manufacturing processes are subject to regulatory requirements and authority, including over our manufacturing practices and any product recalls” on page 24 adequately addresses the related business risk.  Therefore, Talecris does not consider it necessary to quantify the amount of European sales for these disallowed products for historical periods.

Our products and manufacturing processes are subject to regulatory requirements pages 24-25.

3.              We note the new disclosure included on page 25 regarding the resolution of the customer dispute and the actions of the European regulatory authorities in not allowing any further release of your products in Europe other than Prolastin.  Please expand this discussion to identify the products you previously distributed in Europe that you are no longer able to distribute.  Clarify to what the potential loss of $20 million relates.  We assume this related to potential write-down of inventory amounts.  Also expand the disclosure to quantify the amount of your historical European sales for these disallowed products that you recognized during fiscal 2006 and the first three quarters of 2007.

Talecris acknowledges the Staff’s comments and notes that the potential exposure at the time was resolved favorably with no material charge.

Talecris was not denied distribution of its products in Europe.  Rather, Talecris had specific quantities of two products at the time which it was not permitted to distribute in Europe; however, the same two product quantities have since been sold through other channels.  Non-affected lots of all its approved products have continued to be distributed in Europe.  As incidents of this type reflect one of the normal risks of Talecris’ operations, Talecris believes that the language under “Risk Factors—Our manufacturing processes are complex and involve biological intermediates that are susceptible to contamination” on page 14 adequately address the related business risk and that the financial impact of this particular incident is adequately described as set forth in “Risk Factors — Our products and manufacturing processes are subject to regulatory requirements and authority, including over our manufacturing practices and any product recalls” on page 24. Consistent with Talecris’s reply to the Staff’s comment #2 above, Talecris does not believe it is necessary to quantify the amount of European sales for these disallowed products for historical periods.

Grants of Plan Based Awards-Fiscal Year 2006, page 168

4.              The disclosure in footnote 3 regarding the percentage of performance as opposed to time based options appears to be inconsistent with the disclosure in the carryover paragraph on pages 70-71.  That disclosure indicates that these amounts were recently changed for those options vesting in 2009 and 2010.  Please revise to reconcile these disclosures or tell us why no revision is necessary.

Talecris has indicated the change during 2007 in time-based options as opposed to performance-based options in the compensation discussion on page 157.  Upon further consideration, Talecris has determined that the impact of this event was not material to it and did not warrant disclosure in either MD&A share-based compensation disclosures on pages 59-62 or in note 18 to the financial statements starting on page F-73 and Talecris therefore removed the disclosure from those sections.

Employment Agreements, pages 174-175

5.              In the second paragraph of this section, please quantify the potential value of the options that Mr. Stern will receive upon consummation of the offering.

Talecris acknowledges the Staff’s comment and has clarified the disclosure on page 173.  A similar disclosure is included in MD&A on page 69.  Talecris will calculate an approximate value of the options based on the midpoint of the price range of this offering.  Talecris will include the approximate value in a subsequent filing when the price range is agreed upon.

* * *

We appreciate your time and attention to this amended Registration Statement as well as to Talecris’s responses to the Staffs comments.  Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gerard DiFiore at (212) 549-0396 or David Mittelman at (415) 659-5943.

Sincerely,

/s/ ARON IZOWER
Aron Izower

REED SMITH LLP

cc:           Securities and Exchange Commission

Brian Pitco
Frank Wyman
Donald Abbot

Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern
John F. Gaither, Jr.

Sullivan & Cromwell LLP
Glen T. Schleyer

Reed Smith LLP
Gerard DiFiore
David Mittelman